UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
INDEX

Page
FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007	4
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2008 and 2007	5
Notes to Financial Statements	6

SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2008	15
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2008	16
Signature	17

EXHIBITS
23	--	Consent of Independent Registered Public Accounting Firm	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan for Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ KPMG LLP

Memphis, Tennessee

June 25, 2009

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(thousands of dollars)	2008	2007

Assets:

Investments, at fair value:
Pfizer Inc. common stock	$24,605	$34,285
Common/collective trust funds	31,490	30,902
Mutual funds	4,463	11,120
Total investments, at fair value	60,558	76,307

Loans to participants	4,300	4,761

Receivables:
Participant contributions	--	175
Company contributions	--	70
Receivable for securities sold	24	--
Total receivables	24	245
Total assets	64,882	81,313

Liabilities:
Investment management fees payable	(1)	(3)
Total liabilities	(1)	(3)

Net assets available for plan benefits, at fair value	64,881	81,310

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	204	(77)

Net assets available for plan benefits	$65,085	$81,233

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year-ended December 31,
(thousands of dollars)	2008	2007

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income/(loss):
Net depreciation in investments	$(17,791)	$(3,087)
Pfizer Inc. common stock dividends	1,844	1,844
Interest and dividend income from other investments	805	655
Total investment loss	(15,142)	(588)
Interest income from loans to participants	356	381
Less: Investment management fees	(7)	(7)
	(14,793)	(214)

Contributions:
Participant	7,378	8,237
Company	3,561	4,007
	10,939	12,244
Total additions/(reductions), net	(3,854)	12,030

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(12,294)	(14,579)
Total deductions	(12,294)	(14,579)

Net decrease	(16,148)	(2,549)
Net assets available for plan benefits:
Beginning of year	81,233	83,782
End of year	$65,085	$81,233

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
Notes to Financial Statements
December 31, 2008

1.     Description of the Plan

The Pfizer Savings Plan for Employees Resident in Puerto Rico (Plan), originally adopted in 1990 as the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico, is a defined contribution retirement savings plan. Participation in the Plan is open to any employee employed by Pfizer Pharmaceuticals LLC (Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor or Pfizer Inc. (Parent), adopted the Plan (Participating Employers), and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Puerto Rico Internal Revenue Code of 1994, as amended (the Puerto Rico Code).

Under the Puerto Rico Code, any qualified plan involving pre-tax contributions of cash or deferred arrangements must comply with one of two nondiscrimination tests. For the fiscal years ended December 31, 2008 and 2007, the Plan complied with both tests.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of Pfizer Inc. monitors and reports on the selection and termination of the trustee, custodian, and investment managers and on the investment activity and performance of the Plan.

Administrative Costs

Except for investment management fees and for redemption fees associated with certain investment fund options, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and Participating Employers (collectively, the Company).

Contributions

Participants may elect to contribute on a before-tax basis or after-tax basis from 1% to 10% in whole percentages of their compensation, as defined in the Plan document. Pre-tax contributions are subject to certain restrictions under the Puerto Rico Code. Contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50% by the Company.  Participants are immediately 100% vested in the Company matching contributions.  Participants' contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to rollover into the Plan eligible distributions from other plans that are qualified under Section 1165(a) of the Puerto Rico Code.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options

Nonparticipant-Directed Fund --

Pfizer Match Fund	--
This fund invests Company matching contributions in the common stock of Pfizer Inc.

Effective January 1, 2007, the Plan was amended to allow participants age 40 and older or participants under age 40 with at least three years of service to diversify all of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

Effective March 1, 2007, the Plan was further amended to eliminate the age and service requirements so that all Plan participants can diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

Participant-Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or combination of the following investment funds:

(a)	Northern Trust Russell 2000 Small Cap Index Fund*
(b)	Northern Trust S&P 500 Equity Index Fund*
(c)	Pfizer Company Stock Fund
(d)	T. Rowe Price Stable Value Fund
(e)	Fidelity Low Price Stock Fund (1)
(f)	Fidelity Mid Cap Stock Fund
(g)	Capital Guardian International Fund
(h)	Barclays Global Investors Lifepath Retirement Fund
(i)	Barclays Global Investors Lifepath 2010 Fund
(j)	Barclays Global Investors Lifepath 2020 Fund
(k)	Barclays Global Investors Lifepath 2030 Fund
(l)	Barclays Global Investors Lifepath 2040 Fund
(m)	Barclays Global Investors US TIPS Fund
(n)	Barclays Global Investors US Debt Index Fund K
(o)	Dodge & Cox International Stock Fund
(p)	Dodge & Cox Stock Fund
(q)	Fidelity Growth Company Fund
(r)	T. Rowe Price Small Cap Fund

*	Northern Trust sponsored fund
(1)	Reopened to new investors as of July 15, 2008

The trustee of the Plan, Banco Popular de Puerto Rico, and the custodian, Northern Trust Company, also manage investments in their sponsored funds and therefore, each is deemed to be a party-in-interest and a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

All employees of the Company who are employed within the Commonwealth of Puerto Rico, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan or are employed by a unit not designated for participation in the Plan, are eligible to enroll in the Plan on their date of hire.

Loans to Participants

Plan participants are permitted to borrow against their vested account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid over 6 to 15 years at the participant's option. The interest rate on all loans is based on the prime rate, as defined, in effect on the date the loan is requested, plus 1%. Interest rates on outstanding loans ranged from 4.75% to 9.5% at December 31, 2008 and from 4.75% to 12.65% at December 31, 2007.  Interest paid is credited to the account of the participant.  Repayments may not necessarily be made to the same fund from which the amounts were borrowed.  Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant.

Benefit Payments

Upon separation from service, retirement or disability, a participant is entitled to receive the full value of the account balance in the form of a lump sum distribution. A participant generally may elect to receive his account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary generally may elect an immediate lump sum payment or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65.  A non-spouse beneficiary generally may elect an immediate lump sum payment or defer payment until 13 months from the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor and the Parent expect to continue the Plan indefinitely, but reserve the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Managers or the Board of Directors of the Parent or the authorized designee(s) of either of them. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid.  For treatment of benefits payable, refer to Note 9.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the accompanying statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. Common/collective trust funds, except for the investment in the T. Rowe Price Stable Value Fund, are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value.  The T. Rowe Price Stable Value Fund represents a common/collective trust fund with an underlying investment in guaranteed investment contracts (GICs).  These GICs are reported at fair value  by the insurance companies and underlying banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive.  Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year.  See Note 8 for additional information regarding the fair value of the Plan’s investments.

Loans to Participants

Loans to participants, which are subject to various interest rates, are recorded at amortized cost which approximates fair value.

Risks and Uncertainties

Investment securities, including Pfizer Inc. common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation/(Depreciation) in Investments

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation/(depreciation) in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments, and the change in contract value of the common/collective trust funds holding investments in GICs.  Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold).  Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.  Additionally, it reflects the reversal of the unrealized gains and losses as of the end of the prior year.

Adoption of New Accounting Standards

As of January 1, 2008, the Plan adopted on a prospective basis certain required provisions of FASB Financial Accounting Standard No. 157, Fair Value Measurements (SFAS 157), as amended.  Those provisions relate to financial assets and liabilities carried at fair value and fair value disclosures related to financial assets and liabilities.  SFAS 157, as amended, defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. The adoption of SFAS 157 did not have a material impact on the Plan’s net assets available for plan benefits.  (See Note 8: Fair Value Measurements).

3.     Tax Status of the Plan

The Puerto Rico Department of Treasury has determined and informed the Plan Sponsor by letter dated October 3, 2005 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with all of the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

Contributions made to the Plan by the Company, including pre-tax contributions made on the participants' behalf and any appreciation on all funds in the participants' accounts, are not taxable to the participants under current Puerto Rico income tax law while these amounts remain in the Plan and the Plan maintains its qualified status.

4.     Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31,
(thousands of dollars)	2008	2007
Pfizer Inc. common stock*	$24,605	$34,285
T. Rowe Price Stable Value Fund, at contract value	21,927	12,890
Capital Guardian International Fund	3,107	8,580
Northern Trust S&P 500 Equity Index Fund	3,952	7,672
Fidelity Mid Cap Stock Fund	2,387	6,754
Fidelity Low Price Stock Fund	1,792	4,366

*
Includes 683,668 nonparticipant-directed shares and 705,674 participant-directed shares at December 31, 2008 and 757,648 nonparticipant-directed shares and 750,693 participant-directed shares at December 31, 2007.

5.       Net Appreciation/(Depreciation) in Investments

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year ended December 31,
(thousands of dollars)	2008	2007

Net appreciation/(depreciation) in investments:
Pfizer Inc. common stock	$(7,418)	$(4,761)
Mutual funds	(4,172)	118
Common/collective trust funds	(6,201)	1,556
	$(17,791)	$(3,087)

6.      Investment Contracts with Insurance Companies

The T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive GICs.  The contract value of the GICs represents contributions made under the contract and related earnings offset by participant withdrawals.

7.     Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
(thousands of dollars)	2008	2007

Net assets:
Investments, at fair value:
Pfizer Inc. common stock	$12,108	$17,221
Common/collective trust funds	69	68
Total investments	12,177	17,289
Receivables:
Participant contributions	--	8
Company contributions	--	70
Receivable for securities sold	24	--
Total receivables	24	78
Net assets available for plan benefits	$12,201	$17,367

	Year ended December 31,
(thousands of dollars)	2008	2007

Changes in net assets:
Investment income/(loss):
Net depreciation in investments	$(3,719)	$(2,374)
Pfizer Inc. common stock dividends	914	924
Interest and dividend income	69	79
	(2,736)	(1,371)

Company contributions	3,560	4,005
Benefits paid to participants	(3,172)	(3,691)
Loan transaction transfers, net	247	182
Transfers to participant-directed investments	(3,065)	(6,418)
	(2,430)	(5,922)

Net decrease	(5,166)	(7,293)
Net assets available for plan benefits:
Beginning of year	17,367	24,660
End of year	$12,201	$17,367

8.     Fair Value Measurements

The following table sets forth by level, within the SFAS 157 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008.

(thousands of dollars)	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$4,463	$--	$--	$4,463
Pfizer Inc. common stock	24,605	--	--	24,605
Common/collective trust funds	--	31,490	--	31,490

Total investments at fair value	$29,068	$31,490	$--	$60,558

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; Level 3 meaning the use of unobservable inputs.

See Note 2: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.     Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.  Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in the T. Rowe Price Stable Value Fund are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2007 and expected to be filed for 2008.

	December 31,
(thousands of dollars)	2008	2007

Net assets available for plan benefits per the financial statements	$65,085	$81,233
Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value	(204)	77
Amounts allocated to withdrawing participants	(17)	(16)
Deemed distributions	(87)	(130)
Net assets available for plan benefits per Form 5500	$64,777	$81,164

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31,
(thousands of dollars)	2008	2007

Benefits paid to participants per the financial statements	$12,294	$14,579
Amounts allocated to withdrawing participants and deemed distributions at end of year	104	146
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(146)	(141)
Benefits paid to participants per the Form 5500	$12,252	$14,584

The following is a reconciliation of net appreciation/(depreciation) in investments per the financial statements to the Form 5500:

	Year ended December 31,
(thousands of dollars)	2008	2007

Net depreciation in investments per the financial statements	$(17,791)	$(3,087)
Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value at end of year	(204)	77
Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value at beginning of year	(77)	102
Net depreciation in investments per the Form 5500	$(18,072)	$(2,908)

Schedule I

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value

Corporate Stock – Common:
Pfizer Inc.* common stock			1,389,342	$28,665	$24,605
Common/collective trust funds:
NTGI* -QM Collective Daily S&P 500 Equity Index Fund – Lending			1,563	4,998	3,952
NTGI* QM Collective Daily Russell 2000 Index Fund – Lending			1,393	1,194	839
Barclays Global Investors Lifepath Retirement Fund			1,681	18	15
Barclays Global Investors Lifepath 2010 Fund			20,964	226	188
Barclays Global Investors Lifepath 2020 Fund			2,596	25	22
Barclays Global Investors Lifepath 2030 Fund			3,535	31	27
Barclays Global Investors Lifepath 2040 Fund			445	3	3
Barclays Global Investors US TIPS Fund			71,541	733	692
Barclays Global Investors US Debt Index Fund K			30,255	706	736
T. Rowe Price Stable Value Common Trust Fund			21,926,735	21,927	21,723
NTGI* Collective Short-Term Investment Fund			186,455	186	186

Capital Guardian All Country World (ex-U.S.) Equity Fund – Unit Class I			337,765	4,669	3,107
Total common/collective trust funds				34,716	31,490

Mutual funds:
Dodge & Cox International Stock Fund			4,351	$141	$95
Dodge & Cox Stock Fund			50	4	4
Fidelity Mid Cap Stock Fund			152,900	4,220	2,387
Fidelity Growth Company Fund			3,542	242	173
Fidelity Low Price Stock Fund			77,485	2,909	1,792
T. Rowe Price Small Cap Fund			608	13	12
Total mutual funds				7,529	4,463

Loans to Participants (1,435 loans)	4.75% to 9.5%	Jan. 2009 to Oct. 2022			4,300

Total					$64,858

   * Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

Schedule II

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2008
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
Pfizer Inc.*	Common stock – 65 purchases	$4,846	$--	$4,846	$4,846	$--
Pfizer Inc.*	Common stock -157 sales	$--	$7,107	$7,637	$7,107	$(530)
Short Term Investment Fund	CCT shares -316 purchases	$6,140	$--	$6,140	$6,140	$--
Short Term Investment Fund	CCT shares -143 sales	$--	$5,894	$5,894	$5,894	$--
NT Daily S&P 500 Index	CCT shares -326 purchases	$10,090	$--	$10,090	$10,090	$--
NT Daily S&P 500 Index	CCT shares -554 sales	$--	$11,354	$11,415	$11,354	$(61)
Capital Guardian All Country	CCT shares - 94 purchases	$1,634	$--	$1,634	$1,634	$--
Capital Guardian All Country	CCT shares - 171 sales	$--	$4,044	$4,304	$4,044	$(260)
Fidelity Mid Cap Stock Fund	Mutual fund shares – 92 purchases	$1,287	$--	$1,287	$1,287	$--
Fidelity Mid Cap Stock Fund	Mutual fund shares – 166 sales	$--	$3,113	$3,799	$3,113	$(686)
T. Rowe Price Stable Value Fund	CCT shares – 178 purchases	$11,859	$--	$11,859	$11,859	$--
T. Rowe Price Stable Value Fund	CCT shares – 87 sales	$--	$2,859	$2,859	$2,859	$--

*	Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Richard A. Passov

Richard A. Passov
Chair, Savings Plan Committee

Date:  June 25, 2009